MAG Silver Corp.

Mineral Resource Estimation
Valdecañas Silver-Gold Project
Zacatecas State, Mexico

Report Prepared for

MAG Silver Corp.

Bentall Tower 5
Suite 328, 550 Burrard Street
Vancouver, BC
Canada, V6C 2B5

Report Prepared by

                                                       SRK CONSULTING (CANADA) INC.
Suite 1000, 25 Adelaide Street East
Toronto, ON   M5C 3A1

Tel:  (416) 601-1445
Fax:  (416) 601-9046
Web Address: www.srk.com
E-mail: toronto@srk.com

Project Reference Number:
3CM016.000

July 25, 2008

Mineral Resource Estimation, Valdecañas Silver-Gold Project,
Zacatecas State, Mexico

MAG Silver Corp.

Bentall Tower 5
Suite 328, 550 Burrard Street
Vancouver, BC Canada, V6C 2B5
Tel:  (604) 630-1399  •  Fax:  (604) 484-4710
Email: info@magsilver.com
Web Address: www.magsilver.com

SRK Project Number 3CM016.000

SRK CONSULTING (CANADA) INC.
Suite 1000, 25 Adelaide Street East
Toronto, ON   M5C 3A1
Tel:  (416) 601-1445  •  Fax:  (416) 601-9046
E-mail: toronto@srk.com
Web Address: www.srk.com

July 25, 2008

Compiled by:

Dominic Chartier, P.Geo                                           Glen Cole, P.Geo
Consulting Geologist                                                Principal Resource Geologist

Jean-François Couture, Ph.D, P.Geo
Principal Geologist

Cover: Top. Famous rock form landmark of the Fresnillo town.  Middle: Typical landscape in the vicinity of the Juanicipio project. Bottom: Pyrargyte (silver sulphosalt) from the Valdecañas vein in borehole KD.

         Executive Summary

Introduction

The Juanicipio project is a resource delineation stage precious metal exploration project located in the world class silver district of Fresnillo, Zacatecas, Mexico. The property is owned by Minera Juanicipio S.A. DE C.V. (“M. Juanicipio”), a joint venture between Fresnillo plc (fifty-six percent; “Fresnillo”) and MAG Silver Corp. (forty-four percent; “MAG Silver”). The project contains the Valdecañas silver-gold-lead-zinc deposit, located approximately ten kilometres southwest of the town of Fresnillo.

In April 2008, Fresnillo disclosed an initial mineral resource estimate for the Valdecañas silver-gold-lead-zinc deposit as part of initial public offering on the London Stock Exchange. In June 2008, MAG Silver mandated SRK Consulting (Canada) Inc. (“SRK”) to prepare a technical report documenting the initial mineral resource estimate prepared by Fresnillo and audited by SRK. This technical report was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.” SRK visited the Valdecañas project on April 17, 2007.

Property Description and Agreements

The Juanicipio project comprises one irregular tenement covering an area of 7,879.21 hectares. It was originally acquired by MAG Silver through the acquisition of Minera Lagartos S.A. de C.V. (“Minera Lagartos”), in August 2003. During 2005, MAG Silver entered into an option agreement with Industrias Peñoles S.A. de C.V. (“Peñoles”) to fund exploration of the Juanicipio project. On December 21, 2007, Peñoles (renamed Fresnillo after the reorganization of Peñoles) and MAG Silver announced the formation of M. Juanicipio, a new company incorporated in Mexico to operate the Juanicipio joint venture. It is held fifty-six percent by Fresnillo and forty-four percent by MAG Silver with each company funding activities on a pro rata basis. Fresnillo remains the operator of the project.

Location, Access and Physiography

The Valdecañas deposit is located in the western part of the prolific Fresnillo silver district. The deposit occurs approximately eight kilometres west-southwest of the mining town of Fresnillo. The deposit is easily accessible from Fresnillo via paved and gravel roads.

The project occurs within the northeastern portion of the Sierra Valdecañas mountain range where the terrain is generally rugged with canyons, mesas and moderate to steep mountain slopes. On the property, the mountain range varies in elevation from 2,300 metres to 2,900 metres above sea level. This region of Mexico is characterized by a warm and arid climate. Precipitation is less than 1,000 millimetres annually. Vegetation is fairly sparse with grasses, cacti and small thorny shrubs. Exploration work can be carried out year-round.

History

The Fresnillo district has a long mining history dating back to the Spanish colonization of the Americas. In the wake of the discovery of the San Carlos vein system in Fresnillo, Peñoles apparently drilled a few boreholes near the northeast corner of the Juanicipio property.

Regional mapping and ground geophysical surveys were completed by Minera Sunshine de Mexico during the 1990s. Minera Lagartos acquired the property in July 2002 and later in August MAG Silver purchased ninety-eight percent of Minera Lagartos. In 2002 and 2003, MAG Silver drilled nine core holes on the property, including the Juanicipio discovery hole. The property was optioned to Peñoles in August 2005. Under the Peñoles option the Valdecañas vein structure was discovered during 2005 and thirty-two core boreholes (25,686 metres) were drilled to delineate the Valdecañas deposit.

Regional and Local Geology

The geology of the Fresnillo district is characterized by Tertiary felsic volcanic rocks, which overlie deformed Cretaceous marine sedimentary and volcanic rocks. The deformed rocks consist of a thick sequence of Cretaceous to Jurassic immature sandstones, carbonaceous and calcareous shales, green andesitic and felsic flow breccia and pillow lavas, marls and limestones. Northwest to southeast deep regional structural zones host several epithermal, limestone replacement and skarn deposits. The silver-gold-lead-zinc epithermal mineralization in the district formed from a large magma-related hydrothermal system.

Deposit Type and Mineralization

Fresnillo is a world-class mining district located in the centre of the 800 kilometre Mexican Silver Belt including mining districts Sombrerete (San Martín, Sabinas Mines), Zacatecas, Real de Angeles, Pachuca and Taxco. The district consists of low-sulphidation epithermal quartz-carbonate veins forming an extensive array of stacked steeply dipping west-to-west-northwest-trending veins, crosscutting Cretaceous and Jurassic age rocks, mostly of sedimentary origin. The veins are very extensive laterally and although the structures are quite persistent with depth, the silver-gold rich section is typically limited to a 300 metre vertical interval corresponding to the boiling zone of the fossil hydrothermal system. Metal distributions show a sub-horizontal zoning with base metal abundance increasing with depth.

The Valdecañas silver-gold-lead-zinc deposit is the principal mineralization of economic significance found to date on the Juanicipio property. The deposit was discovered by surface drilling and to date forty-one boreholes have investigated its lateral and depth extensions on seven sections spaced at approximately 200 metres. The vein mineralization is open along strike and at depth. Two main vein structures striking southeast and dipping moderately to the south have been intersected by drilling. Subordinate veins, stockwork zones and breccias have also been intersected; however, their lateral continuity is weak at the current drill spacing. The main Valdecañas vein is the most continuous structure having been intersected by nineteen boreholes over a strike length exceeding 1,600 metres. The Desprendido vein is a subordinate structure developed in the footwall of the Valdecañas vein.

Exploration and Drilling

The relevant exploration work has been completed by MAG Silver from 2003 to 2005 and subsequently by Peñoles (now Fresnillo).

In 2003 and 2004 MAG Silver drilled nine core holes (7,595 metres). Between 2005 and October 2007, Fresnillo drilled thirty-two core holes (HQ/NQ; 25,686 metres) using industry best practices. Drill hole collars were surveyed according to the local UTM grid and downhole deviation was surveyed.

Sampling Method, Approach and Analyses

MAG Silver and Fresnillo used industry best practices to sample, handle and assay core assay samples collected on the Juanicipio project. Core samples were collected from half core either split mechanically or cut with a diamond saw lengthwise. Sampling intervals honour geological boundaries as determined by a geologist.

MAG Silver core assay samples prepared were submitted by BSI-Inspectorate in Durango, Mexico and assayed at their laboratory in Reno Nevada, USA. Each sample was assayed for silver, arsenic, antimony, copper, mercury, lead, and zinc by aqua-regia digestion and flame atomic absorption analysis and standard fire assay for gold.

Fresnillo submitted their core samples to the accredited ALS-Chemex laboratory for preparation in Guadalajara, Mexico and assaying in the North Vancouver, British Columbia, Canada laboratory. Each sample was analyzed for a suite of elements including silver, lead, and zinc by ICP-AES analysis and standard fire assay for gold.

Both MAG Silver and Fresnillo implemented adequate analytical quality control procedures to monitor the reliability of assay results delivered by the primary laboratory. This includes the use of limited quality control samples and blanks, and check assaying at umpire laboratories.

Data Verifications

SRK visited the Juanicipio project in April 2007 during active drilling. SRK could inspect active and recent drilling site, review with Fresnillo staff field and drilling procedures. Drill core from recent boreholes was examined to ascertain the geological setting of the Valdecañas deposit. During the site visit, SRK also reviewed data management, geological interpretations and the approach and procedures used by Fresnillo personnel to estimate mineral resources for the Valdecañas project.

SRK reviewed the analytical quality control data produced by Fresnillo and summarized these data on bias and precision plots to ascertain the reliability of assay data delivered by the primary laboratory.

In the opinion of SRK, exploration data collected by MAG Silver and Fresnillo generally meet “industry best practices” and therefore are sufficiently reliable for the purpose of resource estimation.

Mineral Processing and Metallurgical Testing

In February 2007, thirty-eight reject samples from five core holes were aggregated to yield a 78.7 kilogram sample that was submitted to the Centro de Investigacion y Desarrollo Tecnologico Laboratory in Torreon, Mexico for metallurgical testing. At the time the initial mineral resource statement for the Valdecañas silver-gold deposits was disclosed by Fresnillo, results from the metallurgical testing were not available.

Mineral Resource Estimation

The mineral resource model presented herein represents the first mineral resource evaluation disclosed publically for the Valdecañas silver-gold-lead-zinc deposit. The mineral resource model was prepared by Fresnillo personnel and audited by SRK as part of a Mineral Expert’s Report prepared by SRK Consulting (US) Inc. (“SRK-US”) to support Fresnillo’s initial public offering on the London Stock Exchange on April 14, 2008. The effective date of this resource estimate is December 31, 2007.

SRK audited the project database and the mineral resource procedures. In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the global silver, gold, lead and zinc mineral resources found in the Valdecañas deposit at the current level of sampling. The audited mineral resources statement presented herein are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101 and have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.

Leapfrog software was used to build two epithermal vein wireframes from information from forty-one boreholes (32,532 metres) drilled by MAG Silver and Fresnillo on the Juanicipio project between 2003 and 2007. Specific gravity was measured directly on 1,115 core samples at regular intervals. Resource estimation was completed using Datamine Studio.

Assay intervals were composited to one-metre lengths and absolute frequency curves were used to assess composite capping levels. After review, composite were capped at 11.50 gpt for gold, 4,650 gpt for silver, 6.75 percent for lead and 10.75 percent for zinc. A Datamine sub-block routine was used to fill the vein wireframes with rotated blocks. Parent block size was set at twelve by six by twelve metres. A minimum block size was set at two by one by one metre to fill the vein wireframes.

Capped metal grades and specific gravity were interpolated into the block model using an inverse distance algorithm (power of five) with estimation parameters determined from experience in the district as there is insufficient data to model reliable variograms. An anisotropic search neighbourhood was used with ranges of 360, 144 and 180 metres in the X, Y and Z directions. The search neighbourhood was rotated to align with the modelled veins. A minimum of three and a maximum of ten composites were used to estimate a block.

Mineral resources have been estimated in conformity with generally accepted industry best practices. The mineral resources were classified by Fresnillo according to the JORC Code (2004 edition) into Measured, Indicated and Inferred Mineral Resources primarily on the basis of the distance from the nearest sample point. Considering the widely spaced data (average of 200 by 100 metres) and the scarcity of data for reliable variography, SRK considers that all the mineral resources in Valdecañas deposit should be reclassified as Inferred Mineral Resources according to the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December, 2005). The mineral resources have been reclassified by Glen Cole, P.Geo, an independent Qualified Person as defined by National Instrument 43-101.

The Mineral Resources for the Valdecañas deposit are reported at a gold equivalent cut-off grade because there are four metals of economic significance. The gold equivalent grade was calculated assuming a price of US$562 per ounce of gold, US$10.40 per ounce of silver, US$0.68 per pound lead and US$ 1.16 per pound of zinc without consideration for metallurgical recovery. The Audited Mineral Resource Statement is presented in Table i.

Table i: Audited Mineral Resource Statement*, Valdecañas Silver-Gold Deposit, Zacatecas, SRK Consulting, December 31, 2007.

	Quantity	Grade				Contained Metal
	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
Classification	(000s)	(gpt)	(gpt)	(%)	(%)	Ounces (M)	Ounces (M)	Tonnes (000s)	Tonnes (000s)
Inferred	7.3	2.06	1,011	2,31	3.94	0.48	237.8	169.2	288.5
*Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Reported at a cut-off of 4.0 grams per tonne gold equivalent using metal prices as follows: US$562 per ounce of gold, US$10.40 per ounce of silver, US$0.68 per pound of lead, and US$ 1.16 per pound of zinc and assuming 100 percent metal recovery. Valdecañas resources reported in table above are attributable resources reflecting M. Juanicipio's 100 percent ownership of the Juanicipio Joint Venture. MAG Silver holds a 44 percent interest in M. Juanicipio.

Conclusion

In reviewing the mineral resource model SRK draws the following conclusions:

•	A cut-off of 4.0 gpt gold equivalent is considered appropriate for reporting underground mineral resources considering the “reasonable prospect for economic extraction” requirements;
•
The mineral resources are limited by end of data and are open along strike and down dip. New drilling information released by MAG Silver suggests that the epithermal veins extend laterally and at depth beyond the resource area reported herein (see MAG Silver News Releases dated April 16, June 19 and July 16, 2008);

•	The lateral extensions of the Valdecañas veins extend outside the Juanicipio property onto the adjacent property owned by Fresnillo;
•	Additional infill drilling is required to improve the understanding of the distribution of the precious and base metals and improve the confidence in the geological interpretation; and
•	Finally, there is a strong likelihood that infill drilling will allow improving the resource classification and that step out drilling will expand the size of the mineral resources.

Recommendations

The geological setting and character of the silver-gold epithermal mineralization found to date on the Juanicipio project are of sufficient merit to justify the additional exploration investments. M. Juanicipio has planned a 25,000 metre drilling program designed to achieve three objectives: Infill and step-out drilling on the Valdecañas deposit (15,000 metres), step-out drilling on the Juanicipio vein (5,000 metres) and investigation of other structural targets (5,000 metres). The total costs of the proposed exploration program are estimated at US$4.6 million. MAG Silver’s contribution to the committed program represents forty-four percent or approximately US$2.0 million.

SRK believes that the planned exploration program is reasonable and adequate to achieve the objectives of the joint venture partners.

Table of Contents

Executive Summary		ii
	Introduction	ii
	Property Description and Agreements	ii
	Location, Access and Physiography	ii
	History	iii
	Regional and Local Geology	iii
	Deposit Type and Mineralization	iii
	Exploration and Drilling	iv
	Sampling Method, Approach and Analyses	iv
	Data Verifications	iv
	Mineral Processing and Metallurgical Testing	iv
	Mineral Resource Estimation	v
	Conclusion	vi
	Recommendations	vi
Table of Contents		vii
List of Tables		ix
List of Figures		x
1	Introduction	1
1.1	Scope of Work	1
1.2	Work Program	2
1.3	Basis of the Technical Report	2
1.4	Qualification of SRK	2
1.5	Site Visit	3
2	Reliance on other Experts and Declaration	4
3	Property Description and Location	5
3.1	Land Tenure	5
3.2	Environmental Considerations	7
4	Accessibility, Climate, Local Resources, Infrastructure and Physiography	8
5	History	10
6	Geological Setting	11
6.1	Regional Geology	11
6.2	Property Geology	13
6.2.1	Mesozoic Rocks	13
6.2.2	Tertiary Igneous Rocks	13
6.2.3	Upper Tertiary Rocks	15
6.2.4	Structural Geology	15
7	Deposit Types	16
8	Mineralization	17
9	Exploration	23
10	Drilling	24
10.1	MAG Silver Drilling	24
10.2	Fresnillo Drilling	24
11	Sampling Approach and Methodology	26
11.1	Sampling by MAG Silver	26
11.2	Sampling by Fresnillo	26
12	Sample Preparation, Analyses and Security	27
12.1.1	MAG Silver Samples	27
12.1.2	Fresnillo Samples	27
12.1.3	Quality Assurance and Quality Control Programs	28
13	Data Verification	29
13.1	Verification by MAG Silver and Fresnillo	29
13.2	Verification by SRK	29
13.2.1	Site Visit	29
13.2.2	Verification of Fresnillo Data	30
14	Adjacent Properties	32
15	Mineral Processing and Metallurgical Testing	33
16	Mineral Resource Estimation	34
16.1	Introduction	34
16.2	Resource Database	35
16.3	Solid Body Modelling	35
16.4	Evaluation of Extreme Assay Values	36
16.5	Compositing	36
16.6	Block Model	37
16.7	Variography	38
16.8	Resource Estimation Methodology	38
16.9	Validation of the Block Model	38
16.10	Mineral Resource Classification	39
16.11	Mineral Resource Statement	40
17	Other Relevant Data	42
18	Interpretation, Conclusion and Recommendation	43
19	Recommendations	45
20	References	46
	APPENDIX A	47
	APPENDIX B	52

List of Tables

Table i: Audited Mineral Resource Statement*, Valdecañas Silver-Gold Deposit, Zacatecas, SRK Consulting, December 31, 2007.	vi
Table 1: Juanicipio Tenement Information.	5
Table 2: Stratigraphy of the Fresnillo District (modified after Ruvalcaba-Ruiz et al., 1988; Wendt, 2002)	12
Table 3: Summary of Core Borehole Intersections, Valdecañas Silver-Gold Deposit.	18
Table 4: Collar summary of 2003-2004 drill holes (Datum NAD 27, Zone 13) (adapted from Wetherup, 2006).	24
Table 5: Summary of core boreholes testing the Valdecañas deposit performed by Fresnillo from 2005 to 2007 (Datum NAD 27, Zone 13).	25
Table 6. Quality Control Data Produced by Fresnillo between 2005 and 2007.	30
Table 7: Drilling Data Used for the Resource Modelling and Estimation.	35
Table 8: Capping Levels.	36
Table 9: Histogram of Vein Assay Sample Lengths.	36
Table 10: Uncut Composite Statistics.	37
Table 11: Capped Composite Statistics.	37
Table 12: Valdecañas Block Model Specification.	38
Table 13: Search Neighbourhood Parameters	38
Table 14: Audited Mineral Resource Statement*, Valdecañas Silver-Gold Deposit, Zacatecas, SRK Consulting, December 31, 2007.	40
Table 15: Global Block Model Quantity and Grade Estimates at Various Gold-Equivalent Cut-off Grades.	41
Table 16. Summary of Committed 2008 Exploration Program* for the Juanicipio Project.	45

List of Figures

Figure 1: Juanicipio Project Tenement Map.	6
Figure 2: Typical Landscape in the Vicinity of the Valdecañas Project. A. View Looking North at the Town of Fresnillo from the Valdecañas Deposit Area. B. View Looking Northwest Towards the Valdecañas Area from the Jarillas Drilling Sites. C. and D. Typical landscape in the Vicinity of the Valdecañas Deposit.	9
Figure 3: Geology of the Fresnillo District.	14
Figure 4: Valdecañas Drilling Pattern.	19
Figure 5: Typical Vertical Section Through the Valdecañas Silver-Gold Deposit, Looking East (See Figure 4 for section location).	20
Figure 6: Typical Texture of the Main Valdecañas Vein Intersected by Borehole KD. This Hole Yielded the Best Assay Results (see Table 3). Note the Pyrargyte (Silver Sulphosalt) in B (Arrow).	21
Figure 7: Valdecañas Vein Intersections. A. Borehole KD Section (700-711 metre)	22
Figure 8 : Valdecañas Grade Tonnage Curve.	41

1	Introduction

The Juanicipio project is a resource delineation stage precious metal exploration project located in the world class silver district of Fresnillo, Zacatecas, Mexico. The property is owned by Minera Juanicipio S.A. DE C.V.  (“M. Juanicipio”), a joint venture between Fresnillo plc (fifty-six percent; “Fresnillo”) and MAG Silver Corp. (forty-four percent; “MAG Silver”). The project contains the Valdecañas silver-gold-lead-zinc deposit located approximately ten kilometres southwest of the town of Fresnillo.

The assets of the Fresnillo Group include the Fresnillo Proaño Mine, the world’s second largest primary silver mine (according to the Silver Institute) and the Fresnillo II development project comprising the three separate silver-gold-lead-zinc deposits: Saucito, Jarillas and Valdecañas.

Fresnillo, the world’s largest primary silver producer, was incorporated in August 2007 and became a wholly owned subsidiary of the Peñoles Group in January 2008. Pursuant to an initial public offering, Fresnillo was listed on the London Stock Exchange on April 14, 2008. As part of the listing requirements, SRK Consulting (US) Inc. (“SRK-US”) prepared a Mineral Expert’s Report on the precious metal assets held by Fresnillo, including the disclosure of an initial mineral resource estimate for the Valdecañas silver-gold deposit.

In June 2008, MAG Silver commissioned SRK Consulting (Canada) Inc. (“SRK”) to compile an independent technical report for the Valdecañas silver-gold deposit to support the initial mineral resource estimate.

This technical report documents the initial mineral resource estimate prepared by Fresnillo for the Valdecañas deposit. The resource model was audited by SRK to ensure compliance with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. This technical report was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1.

1.1	Scope of Work

The scope of work, as defined in the letter of engagement presented to MAG Silver on June 16, 2008, consists in the preparation of an independent technical report documenting the mineral resource estimate prepared for the silver, gold, lead and zinc vein mineralization delineated by M. Juanicipio on the Juanicipio property. SRK independently audited the mineral resource estimate prepared by Fresnillo (project operator) during the fourth quarter of 2007. National Instrument 43-101 Form 43-101F1 guidelines typically require an assessment of the following aspects of the project:

•	Topography, landscape, access;
•	Regional and local geology;
•	Exploration history;
•	Audit of exploration work carried out by M. Juanicipio;
•	Audit of a mineral resource estimate prepared by Fresnillo personnel;
•	Verifications and validations;
•	Recommendations for additional work.

1.2	Work Program

The mineral resource estimate for the Valdecañas silver-gold-lead-zinc deposit was prepared by Fresnillo personnel during the second half of 2007.  SRK-US was engaged by Fresnillo during 2007 to audit certain precious metal mining assets including the Juanicipio joint venture. As part of this commission SRK audited the mineral resource estimate and issued to Fresnillo an audited mineral resource statement for the Valdecañas deposit in January 2008. That mineral resource estimate was incorporated in April 2008 as a Mineral Expert’s Report and by reference in a prospectus in support for an initial public offering on the London Stock Exchange.

The technical report was assembled in Toronto, Canada during the month of June 2008.

1.3	Basis of the Technical Report

This report is based on information collected by SRK during a site visit performed in April 2007 while active drilling was ongoing and on additional information provided by Fresnillo and MAG Silver throughout the course of SRK’s investigations. Other information was obtained from the public domain. SRK has no reason to doubt the reliability of the information provided by Fresnillo and MAG Silver. This technical report is based on the following sources of information:

•	Discussions with Fresnillo personnel;
•	Discussions and exchange of information with MAG Silver;
•	Inspection of the Juanicipio project area, including drill core from the Valdecañas deposit;
•	Review of the exploration data collected by M. Juanicipio;
•	Additional information from public domain sources.

1.4	Qualification of SRK

The SRK Group comprises over 700 professionals, offering expertise in a wide range of resource engineering disciplines.  The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff.  This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues.  SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide.  The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

The exploration data and the mineral resource model were audited by Mr. Glen Cole, P. Geo (APGO#1416) and Dr. Jean-François Couture, P. Geo (APGO#0197), both employees of SRK. By virtue of their education and experience, Mr. Cole and Dr. Couture are “Independent Qualified Persons” as this term is defined by National Instrument 43-101. Mr. Dominic Chartier, P. Geo (OGQ#874) assisted with the compilation of this technical report.

Mr. Cole is a Principal Resource Geologist with SRK and has been employed by SRK since 2006. Mr. Cole has over twenty years practical experience gained from numerous exploration and mining projects in Southern and West Africa and North America. Mr. Cole has gained solid practical experience in most aspects of applied economic geology in a host of geological settings and commodities. These applications include: scientific research, target generation, technical exploration, database management, geological modelling, resource estimation, mineral mine economics and mine production. Mr. Cole visited the property on April 17, 2007.

Dr. Couture is a Principal Geologist with SRK and has been employed by SRK since 2001. He has been engaged in mineral exploration and mineral deposit studies since 1982. Since joining SRK, Dr. Couture has authored and co-authored independent technical reports on several exploration and mining projects in Canada, United States, China, Kazakhstan, Northern Europe, South America, West Africa and South Africa.  Dr. Couture visited the property on April 17, 2007.

Mr. Chartier is a Consulting Geologist with SRK. He has been practicing mineral exploration since 2002. Mr. Chartier has not visited the property.

1.5	Site Visit

In accordance with the National Instrument 43-101 guidelines, Mr. Cole and Dr. Couture visited Juanicipio property on April 17, 2007 accompanied with Mr. Javier Garcia Fons, Mr. David Giles and other Fresnillo field personnel.

The purpose of the visit to was to ascertain the geology of the Fresnillo district, with a specific emphasis on the precious metal vein deposits, including Valdecañas. SRK examined drill core and visited active drilling sites. The silver mineralization does not outcrop.

SRK was given full access to relevant data and conducted interviews of Fresnillo personnel to obtain information on the past exploration work, understand field procedures used to collect, record, store and analyse exploration data.

2	Reliance on other Experts and Declaration

SRK’s opinion contained herein and effective July 25, 2008, is based on information provided to SRK by MAG Silver and Fresnillo plc throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report includes technical information that may require subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of neither MAG Silver nor Fresnillo, and neither SRK nor any affiliate has acted as advisor to MAG Silver or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

SRK has not researched ownership information such as property title and mineral rights and has relied on information provided by MAG Silver and Fresnillo as to the actual status of the mineral titles.

SRK was informed by MAG Silver and Fresnillo that there are no known litigations potentially affecting the Valdecañas project.

The qualified persons preparing this technical report are not experts in the assessment of potential environmental liabilities associated with the Valdecañas project. As such, no verification was conducted by SRK and no opinion is expressed regarding the environmental aspect of this exploration project.

3	Property Description and Location

The Valdecañas project is located in the Sierra Valdecañas range within the State of Zacatecas in Mexico. It lies approximately seventy kilometres northwest of Zacatecas, the state capital, and eight kilometres west of the mining city of Fresnillo (Figure 1). The project is approximately centred on UTM coordinates (North American Datum 1927, Zone 13 for Mexico) 2,555,000 metres North and 709,000 metres East (102 degrees and fifty-eight minutes longitude west and twenty-three degrees and six minutes latitude north).

3.1	Land Tenure

The Juanicipio property is comprised of one mining concession named Juanicipio I covering an area of approximately 7,879.21 hectares (Table 1, and Figure 1). The Valdecañas project is situated on the northeastern edge of the Juanicipio property.

Table 1: Juanicipio Tenement Information.

Concession	Issued date	Expiry Date	Area (ha)	Title #	Owners
Juanicipio I	December 13, 2005	December 12, 2055	7,879.21	Tx 226339	Minera Juanicipio S.A.

Originally granted in 1999, various companies held the ground before Minera Lagartos S.A. de C.V. (“Minera Lagartos”) optioned the concession in July 2002.

MAG Silver entered into an arms’ length agreement dated August 8, 2002 (the “Lagartos Agreement”) with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn pursuant to which the MAG Silver agreed to acquire ninety-eight percent (later amended to include ninety percent registered ownership and beneficial ownership of the remaining one percent) of the issued and outstanding common shares of Lagartos.

In 2005, MAG Silver entered into a joint venture agreement with Industrias Peñoles S.A. de C.V. (“Peñoles”) whereby Peñoles could earn fifty-six percent interest in the property by essentially completing a US$5 million exploration program and purchasing US$1 million in MAG Silver shares. Following the reorganisation of Peñoles, the silver assets were assigned to wholly owned subsidiary Fresnillo plc during 2007.

On December 21, 2007, Fresnillo (still named Peñoles at the time) and MAG Silver announced the formation of a new company incorporated in Mexico to operate the Juanicipio joint venture. M. Juanicipio held fifty-six percent by Fresnillo and forty-four percent by MAG Silver with each company funding activities on a pro rata basis. Fresnillo remains the operator of the project.

Figure 1: Juanicipio Project Tenement Map.

Following an initial public offering and listing on the London Stock exchange by Fresnillo in April 2008, Peñoles retains a seventy-seven percent interest in Fresnillo.

The mineral resources reported herein occur within the Juanicipio property. The Valdecañas vein structures extend beyond the Juanicipio property onto the adjacent Reynai property wholly owned by Fresnillo. At present, mineral resources have only been estimated for the portion of the deposit located within the Juanicipio property (see Figure 1).

3.2	Environmental Considerations

The Valdecañas project is an undeveloped exploration project. Exploration work carried out on the property includes line ground and airborne geophysical surveying, prospecting and diamond drilling. The surface disturbances arising from that work are considered minimal.

There are no known native rights issues concerning the project area.

The Sierra Valdecañas range in which the property and the project are located is generally too rugged for habitation and the local population has not raised concerns over the exploration activities.

The authorities are aware of vandalized cave paintings situated on the property but their presence as not raised issues during permitting.

MAG Silver has advised SRK that the joint venture has obtained and complied with all applicable permit requirements to conduct mineral exploration on the Juanicipio concession.

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Valdecañas deposit is located in the western part of the prolific Fresnillo silver district. The deposit occurs approximately eight kilometres west-southwest of the mining town of Fresnillo (Figure 1). The deposit is easily accessible from Fresnillo via paved and gravel roads.

The climate is warm and arid with an average temperature of twenty-one degrees Celsius with seasonal variations between zero and forty degrees Celsius. Precipitation is less than 1,000 millimetres annually, thus surface water is scarce though ground water is easily available for drilling purposes. Vegetation is fairly sparse with grasses, cacti and small thorny shrubs.

Fresnillo has a population of approximately 110,000 people. The town offers supplies, services and a workforce experienced in the mining industry. Joint venture partner and project operator Fresnillo plc owns and operates the world class Proaño Mine in Fresnillo. Also, the state capital Zacatecas (population ~130,000) seventy kilometres to the southeast offers mining support and an international airport. Both towns are also serviced by rail.

The project lies within the Mexican Altiplano region flanked by mountain ranges to the west and east, the Sierra Madre Occidental and the Sierra Madre Oriental respectively. Median elevations in the Altiplano are approximately 1,700 metres above sea level with local mountainous areas reaching 3,000 metres. More specifically, the project lies within the northeastern portion of the Sierra Valdecañas mountain range where the terrain is generally rugged with canyons, mesas and moderate to steep mountain slopes. On the property the mountain range varies in elevation from 2,300 metres to 2,900 metres above sea level.

Exploration work can be carried out year-round.

Figure 2: Typical Landscape in the Vicinity of the Valdecañas Project. A. View Looking North at the Town of Fresnillo from the Valdecañas Deposit Area. B. View Looking Northwest Towards the Valdecañas Area from the Jarillas Drilling Sites. C. and D. Typical landscape in the Vicinity of the Valdecañas Deposit.

5	History

The Juanicipio I concession was originally staked in 1999, although prior prospecting on the property certainly took place due to its proximity to the mining activity occurring in Fresnillo since the sixteenth century. Peñoles apparently drilled several holes near the northeastern corner of the property between 1997 and 2001 to evaluate the area following their San Carlos Vein discovery (Wetherup, 2006).

The Juanicipio I concession was originally under Juan Antonio Rosales’ name and covered an area of approximately 28,000 hectares. The same year, Ing. Martin Sutti procured the tenement and optioned it to Minera Sunshine de Mexico (“Minera Sunshine”). They completed a property wide 1:50,000 scale geological mapping program to discern areas of Fresnillo-style silver mineralization at depth. Follow-up mapping, magnetotelluric geophysical surveying and geochemistry were performed with four areas subsequently marked as having the potential for silver mineralization (Minera Sunshine exploration work summarized from Megaw and Ramirez, 2001).

The most prospective of these areas appeared to be in the northeastern corner of the property. Minera Sunshine obtained drilling permits to test this area but could not raise sufficient funds so had to relinquish the property back to Ing. Martin Sutti.

Minera Lagartos optioned the concession in July 2002. MAG Silver, formerly Mega Capital Investments Inc., subsequently purchased ninety-eight percent of Minera Lagartos in August 2002. At this point MAG Silver reduced the size of the property to its current 7,879 hectares, acquired the drilling permits and drilled nine core boreholes (7,595 metres), including the Juanicipio vein discovery hole, between 2003 and 2004 before signing the joint venture agreement with Peñoles (now Fresnillo) in 2005.

The discovery of the Valdecañas Vein occurred in late 2005 during a Fresnillo designed drill program with holes 13 and 16.  The discovery built up on MAG Silver’s initial success and arose from the direct application of Peñoles district knowledge and expertise.

Between 2005 and 2007 Fresnillo drilled thirty-two core boreholes (25,686 metres) to delineate the Valdecañas silver-gold-lead-zinc deposit.

Drilling on the project is ongoing.

6	Geological Setting

The following discussions regarding the geology of the Fresnillo district were extracted from Wetherup, 2006.

6.1	Regional Geology

The Juanicipio Property lies on the western flank of the Central Altiplano in Mexico, just east of the Sierra Madre Occidental ranges. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane (Simmons, 1991) that were obducted/overthrust onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jura-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proano and Chilitos Formations (Simmons, 1991; Wendt 2002). Finally, the late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks (Ruvalcaba-Ruiz and Thompson, 1988). Mesozoic marine rocks are host to the San Nicolas, VMS deposit and Francisco I. Madero Sedex deposit (Wendt, 2002).

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc. These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic, volcaniclastic, conglomerate and locally limestone rocks, the “lower volcanic complex” and a Tertiary (~twenty-five to forty-five Ma) “upper volcanic supergroup” of caldera related, rhyolite ash-flow tuffs and flows. Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event. Locally, these two units are separated by an unconformity (Ruvalcaba-Ruiz and Thompson, 1988; Wendt, 2002).

A late NE-SW extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting ~thirty-five Ma. This extension was most intense during the Miocene and developed much of the basin and range topography currently exhibited in the area. Subsequent erosion of the ranges has covered most of the basins/valleys, where Fresnillo is located, with extensive calcrete cemented alluvium material.

The Fresnillo District’s lowest stratigraphic unit is the early Cretaceous, greywacke and shale units of the Proaño Group (Table 2). The Proaño Group is broken into two formations the “lower greywacke” Valdecañas Formation comprised of thinly bedded greywacke and shale and the “upper greywacke” Plateros Formation comprised of carbonaceous and calcareous shale at the base grading to immature sandstone units (Ruvalcaba-Ruiz and Thompson, 1988).

Confusion as to the stratigraphic positioning of the over-lying limestone units, called the Cerro Gordo and Fortuna units in the Fresnillo District, and the Chilitos Formation volcanic and volcaniclastic rocks occurs, likely due to Laramide thrust faulting. Regionally, the Cerro Gordo and Fortuna Limestone units appear to be the stratigraphic equivalents of the Cuestra del Cura Formation and are probably early Cretaceous in age and overlie the Proaño Group clastic sedimentary rocks (Megaw and Ramirez, 2001). In which case, the Chilitos Formation volcanic and volcaniclastic rocks are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, possibly correlative to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc.

Overlying the Chilitos Formation are Tertiary volcanic rocks, the Fresnillo Formation (> twenty-nine Ma) conglomerate, welded rhyolitic ash-flow tuff and flow domes, later (< twenty-nine Ma) conglomerate, rhyolitic ash-flow tuff and finally upper Tertiary olivine basalt flows.

Within this stratigraphy a mid-Tertiary quartz-monzonite stock/dyke (~32.4 Ma) intruded in the Fresnillo Mine area and is attributed with the introduction of Ag-Pb-Zn mineralized skarn and argillic alteration within surrounding greywacke and calcareous units.

Table 2: Stratigraphy of the Fresnillo District (modified after Ruvalcaba-Ruiz et al., 1988; Wendt, 2002)

Per.	Age	Group Name	Fm.	Local Name	Thickness	Rock Type	Assoc. min/ alt

Cenozoic	Quaternary				1-250 m	Alluvium	None

	Miocene-Pliocene			Basalt	100 m	Olivine basalt	None

	Eocene-Miocene			Altamira Volcanics	400 m	Conglomerate, welded rhyolite ash-flow tuff,	None

	Eocene			Quartz monzonite	-	Quartz-monzonite	Ag-Pb-Zn skarn

	Paleocene-Eocene		Fresnillo	Linares Volcanics	400 m	Conglomerate, welded rhyolite ash-flow tuff, flow domes, volarenite	Veins, advanced argillic alt., silicification

Cretaceous	Late		Cuestra del Cura	Cerro Gordo	300 m	Limestone	Replacement and veins
				Fortuna	300 m	Limestone	Replacement and veins

	Early	Proaño	Plateros	Upper Greywacke	250 m	Calcareous greywacke and shale	Veins
				Calcareous shale	50	Calcareous shale	Veins and replacement
			Valdecañas	Lower Greywacke	700	Greywacke	Veins

6.2	Property Geology

Geological mapping on the Juanicipio Property was conducted by IMDEX Inc./Minera Cascabel S.A. de C.V. on behalf of Minera Sunshine from 2000 to 2001.  The results of this mapping are detailed in a company report by Megaw and Lopez, 2001 and are summarized below (Figure 3).

6.2.1	Mesozoic Rocks
The oldest rocks observed in the Juanicipio area are fragments of greywacke in dumps on the Cerro Colorado area south of the Property and presumably belong to the Proaño Group.  Otherwise, the oldest rocks observed in outcrop are calcareous shale and andesitic volcaniclastic rocks of the Chilitos Formation at the base of Linares Canyon.  They are highly deformed and sheared with local boudinage and dip shallowly to moderately northeast.

The Chilitos Formation’s upper contact is an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks.  Drilling in 2002 and 2003 intersected significant sections of the Chilitos and Proano Formations, including polymictic intermediate volcanic breccias with exhalite layers.

6.2.2	Tertiary Igneous Rocks
Tertiary igneous rocks are divided into two units, the Linares and Altamira volcanic assemblages which are separated by an unconformity.

Linares Volcanic Package

The lower volcanic assemblage is informally named the Linares volcanic package by Megaw and Lopez, 2001.  It consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuff, flow breccia and rhyolite flow domes. The basal unit is composed of five to twenty metres of epiclastic volarenites and arkoses overlain by twenty to 100 metres of variably welded, rhyolite to dacite, composite ash-flow tuff that appears to be similar to Fresnillo Formation volcanic rocks and may be correlative (Megaw and Lopez, 2001). This unit generally hosts the intense silicification “sinter”, advanced argillic alteration (kaolinite-alunite) and iron-oxide alteration found on the Juanicipio Property. Textural variation and LandSat interpretation within this unit suggests several eruptive centres (calderas) for these volcanic rocks in the Sierra Valdecañas Range.

Overlying the ash-flows is a well bedded volarenite layer and then 100 to150 metres of welded ash-flow tuff that are less silicified than the lower unit. Locally, several rhyolite domes occur between Linares canyon and the Cesantoni Kaolinite Mine.

The Linares volcanic rocks are block-faulted along NNW trending faults with shallow to moderate southwest dips.  Silicification appears to post date the faulting as the faults do not appear to cut or displace silicified units (Megaw and Lopez, 2001).

Figure 3: Geology of the Fresnillo District.

Altamira Volcanic Package

Megaw and Lopez, 2001 also describe and informally name the Altamira volcanic package after the tallest peak in the area Cerro Altamira where the thickest section of these volcanic rocks outcrop.

These volcanic rocks overlie the Linares volcanic package across an angular unconformity overlain by a twenty to fifty metre thick layer of well bedded conglomerate and coarse volarenite.  Some fragments of silicified Linares volcanic rocks occur within the conglomerate.  Overlying these clastic rocks is a twenty to350 metre thick section of welded rhyolite to rhyodacite ash-flow tuff.  Several caldera complexes have been identified within this package.  As this unit is post-alteration and presumably post-mineralization and does not appear to contain any alteration it is of little economic interest.

6.2.3	Upper Tertiary Rocks
These rocks are composed of olivine basalt flows that locally overlie the felsic mid-Tertiary volcanic and volcaniclastic rocks on the Property.

6.2.4	Structural Geology
Regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high block that is bounded by several major orthogonal NE and NW structures.  The most notable of these in the > 200 kilometre long Fresnillo strike-slip Fault and its parallel structure the San Acacio-Zacatecas Fault to the east of the Juanicipio.  Also, it appears that the San Acacio-Zacatecas structure may traverse the northeast corner of the Juanicipio Property and coincides with much of the silicification that occurs in this area of the Property.

On the Juanicipio Property the dominant structural features are (1) 340 to 020 or “N-S” structures, (2) 290 to 310 trending steeply dipping faults, and (3) lesser 040 to 050 structures.  From field observations the N-S structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon.  More important to the silicification appears to be the 290 to 310 trending steeply to moderately dipping faults. These faults occur where silicification and advanced argillic alteration is most intense and may have served as major hydrothermal fluid pathways. NSAMT surveys on the Juanicipio Property appear to confirm the presence of these NW trending structures and were the primary drill targets for the 2003 and 2004 drilling programme.

7	Deposit Types

The Fresnillo district is a world-class silver mining district located in the centre of the 800 kilometre Mexican Silver Belt including mining districts Sombrerete (San Martín, Sabinas Mines), Zacatecas, Real de Angeles, Pachuca and Taxco. Fresnillo plc owns and operates the Proaño silver mine which has been in production since 1550. Since 1921, the district has produced more than 730 million ounces of silver at an average grade of 405 grams of silver per tonne (“gpt silver”), with substantial gold, lead and zinc credits. According to the Silver Institute (http://www.silverinstitute.org), the Proaño mine produced 33.5 million ounces of silver in 2007, ranking second in the world.

The deposits in the district consists of low-sulphidation epithermal quartz-carbonate veins forming an extensive array of stacked steeply dipping west to west-northwest-trending veins, crosscutting Cretaceous and Jurassic age rocks, mostly of sedimentary origin.

The veins are laterally very extensive and although the structures are quite persistent with depth, the silver-gold rich section of each structure is typically limited to a couple hundred metres of elevation corresponding to the boiling zone of the fossil hydrothermal system. Metal distributions show a sub-horizontal zoning with base metal abundance increasing with depth. The main veins have been mined continuously over lateral distances exceeding one kilometre.

The epithermal mineralization is characterized by quartz-adularia-carbonate veins, stockworks and breccias exhibiting classical epithermal textures such as colloform banding, druzy and vuggy cockade infilling suggesting repeated episodes of hydrothermal deposition in open structures. The dominant sulphides include sphalerite, galena, pyrite, pyrrhotite, silver sulphosalts and gold. The hydrothermal veins are associated with minor clay alteration.

Epithermal deposits comprise a wide clan of hydrothermal deposits associated with volcanic and magmatic edifices and formed at shallow crustal levels by the circulation of magmatic-related hydrothermal fluids into fractured rocks and typically related to regional arrays of regional structures developed in extensional tectonic settings.

Low sulphidation epithermal deposits are related to the circulation of reduced, near neutral, dilute fluids developed by mixing of hot magmatic fluids with deep circulating ground waters. Metal deposition typically occurs during fluid ascent along open deep seated structures though a combination of processes including fluid mixing, cooling, degassing and transient boiling. The hydrothermal deposits exhibit strong vertical zoning about the transient boiling zone with precious metals generally enriched abode the boiling zone and base metals abundances increasing with depth.

These hydrothermal deposits are important supply of silver, gold and common base metals such as lead, zinc and occasionally copper.

8	Mineralization

Two main silver-gold epithernal structures are known on the Juanicipio property. The first structure, the Juanicipio vein, was discovered in 2003 by MAG Silver with drill hole JI03-01.  It is located approximately one kilometre south of the Valdecañas vein (Figure 3 and Figure 4). Borehole JI03-01 intersected a 2.99 metre core length interval at a vertical depth of approximately 515 metres yielding an average of 469 gpt silver and 6.9 gpt gold. The core recovery of the interval was less than fifty percent. Only four drill holes have tested this vein.

The Valdecañas silver-gold deposit is the principal mineralization of economic significance found to date on the Juanicipio property. It was discovered by surface drilling and to date forty-one boreholes have investigated its lateral and depth extensions on seven sections spaced at approximately 200 metres (Figure 4 and Figure 5). The vein mineralization is open along strike and at depth. Drilling is ongoing.

Two main vein structures have been intersected by drilling. Subordinate veins, stockwork zones and breccias have also been intersected; however their lateral continuity is weak at the current drill spacing. The two vein structures strike east-southeast and dip from thirty-five to fifty degrees towards the southwest.

The main Valdecañas vein (Vein 1) has been intersected by nineteen boreholes over a strike length of approximately 1,600 metres. The vein varies in thickness from less than one metre to over sixteen metres, averaging approximately five metres in true thickness (Table 3). A secondary vein structure, the Desprendido vein (Vein 2) was intersected by eleven boreholes in the footwall of the main Valdecañas vein. It forms as sub-parallel vein structure, possibly interconnected with the Valdecañas vein. The Desprendido varies in thickness from 0.7 metres to just less than 4.5 metres, averaging 2.1 metres in thickness (Table 3). The salient length weighted assay intervals for each boreholes intersecting each vein is presented in Table 3.

Table 3: Summary of Core Borehole Intersections, Valdecañas Silver-Gold Deposit.

Hole ID	From (m)	To (m)	Length (m)	Thickness (m)	Au (gpt)	Ag (gpt)	Pb (%)	Zn (%)
Main Valdecañas Vein (Vein 1)
IE	816.35	821.65	5.30	4.60	4.43	1,843	3.54	5.96
KC	648.45	649.45	1.00	0.70	0.19	401	0.03	0.14
KD	700.55	712.50	11.95	9.80	2.66	2,279	1.60	4.28
KE	812.60	817.60	5.00	4.50	0.73	83	2.04	1.59
MA	368.80	369.60	0.80	0.70	0.04	12	0.00	0.00
MB	606.70	608.30	1.60	1.50	6.96	2,210	0.62	0.32
MC	625.20	633.25	8.05	7.00	0.50	1,347	1.31	2.69
ME	684.65	692.35	7.70	7.00	3.85	1,900	2.09	4.79
MF	813.50	823.70	10.20	7.20	1.44	675	4.77	7.02
MG	835.90	841.30	5.40	4.60	2.29	192	4.24	6.17
SD	743.70	748.00	4.30	4.00	2.78	271	0.55	1.19
16P	680.90	687.25	6.35	5.50	2.91	1,798	3.43	5.51
GB	730.55	733.45	2.90	2.73	1.90	317	2.13	3.69
GC	731.75	738.20	6.45	5.85	0.52	1,635	3.02	4.75
GD	802.80	823.90	21.10	16.16	3.79	1,353	7.79	5.77
JU5	802.47	805.37	2.90	2.30	0.24	136	4.37	6.03
JU6	713.60	714.52	0.92	0.70	0.51	156	0.06	0.22
JU7	320.44	320.83	0.39	0.30	0.56	593	0.00	0.02
UE	787.75	798.20	10.45	10.09	0.48	28	0.19	0.32
Average			5.93	5.01	2.27	1139	3.33	4.25

Desprendido vein (Vein 2)
Hole ID	From (m)	To (m)	Length (m)	Thickness (m)	Au (gpt)	Ag (gpt)	Pb (%)	Zn (%)
MA	452.25	453.05	0.80	0.70	0.78	160	0.46	0.42
KC	726.30	727.15	0.85	0.80	0.19	185	0.05	1.12
KD	753.75	755.90	2.15	1.76	0.53	231	0.35	0.22
KE	826.10	830.10	4.00	3.60	4.46	13	0.17	0.06
GB	796.75	797.55	0.80	0.70	0.09	20	0.44	1.02
GC	803.85	806.05	2.20	1.56	0.10	118	0.53	1.63
GD	850.45	852.30	1.85	1.52	0.71	42	0.15	0.21
JU5	858.00	860.28	2.28	2.00	0.89	24	0.13	1.04
ME	745.05	747.20	2.15	2.00	0.16	112	0.43	0.37
MF	869.80	875.40	5.60	3.96	0.34	13	0.02	0.03
MC	687.15	692.25	5.10	4.40	0.41	683	0.12	0.25
Average			2.53	2.09	1.00	181	0.20	0.41

Figure 4: Valdecañas Drilling Pattern.

Figure 5: Typical Vertical Section Through the Valdecañas Silver-Gold Deposit, Looking East (See Figure 4 for section location).

Figure 6: Typical Texture of the Main Valdecañas Vein Intersected by Borehole KD. This Hole Yielded the Best Assay Results (see Table 3). Note the Pyrargyte (Silver Sulphosalt) in B (Arrow).

Hole ID	From	To	Length*	Au	Ag	Pb	Zn
	(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)
KD	700.55	715.15	13.35	2.39	2,067	1.44	3.83
ME	684.65	693.6	8.95	3.31	1,642	1.81	4.18
* Core length interval

9	Exploration

Prior to MAG Silver involvement in the property, Minera Sunshine had completed several phases of satellite and air photo interpretation, geological mapping, geophysical surveys and geochemical and rock sampling programs (Wetherup, 2006). MAG Silver utilised these data to delineate drill targets which tested the Valdecañas deposit. Further information on the drilling is found in the following section.

Prior to the joint venture Peñoles (a predecessor company to Fresnillo) deployed exploration teams in its tenements adjoining the Juanicipio property for field mapping programs, high resolution ground geophysics and embarked on a systematic drilling of targets that led to the discovery of new veins with economic grade mineralization at Saucito, approximately eight kilometres southwest of Fresnillo and only five kilometres southeast of the Valdecañas deposit. Experience and clever use of high resolution ground gravity data allowed the exploration team to image previously unrecognized near surface targets. At Saucito, it was also recognized that economic silver grades are constrained to a relatively short elevation section of the vein structure spatially related to the boiling zone of the fossil hydrothermal system. This concept was instrumental in improving the efficiency of testing other targets and led to the discovery of other promising new structures at Jarillas and Valdecañas, to the northwest of Saucito (Cole et al., 2007).

The exploration strategy in the Fresnillo district relies on the integration of lessons learned from previous programs by Fresnillo. Ground gravity data is cleverly used to image subtle gravity changes associated with alteration on top of fertile structures. Small gravity lows define linear trends, corresponding to lithological contacts, alteration zones and buried veins. Follow-up prospecting and drilling is subsequently used to test favourable targets. This was applied successfully at Saucito and Jarillas.

10	Drilling

10.1	MAG Silver Drilling

The first holes drilled on the Juanicipio I concession were performed by MAG Silver in 2003 to 2004 when they tested nine targets on the northeast corner of the tenement (this phase of drilling is summarized from a previous technical report by Wetherup, 2006). Nine angled core boreholes (7,595 metres) ranging in length from 700 to 925 metres were drilled to test steep fault structures for high grade silver gold vein mineralization (Table 4).

Table 4: Collar summary of 2003-2004 drill holes (Datum NAD 27, Zone 13) (adapted from Wetherup, 2006).

Hole No.	Start Date	Completion Date	Easting	Northing	Elevation (m)	Azimuth	Dip	Total Length (m)
JI03-01	10/05/2003	30/05/2003	710,945	2,558,511	2,365	20	-60	748.59
JI 03-01A	08/07/2003	14/07/2003	710,945	2,558,511	2,365	15	-62	248.59
JI03-02	30/05/2003	02/07/2003	710,654	2,558,951	2,302	18	-62	901.92
JI03-03	16/07/2003	06/08/2003	710,778	2,558,076	2,329	20	-60	840.00
JI03-04	07/08/2003	28/08/2003	710,557	2,557,671	2,343	15	-70	925.38
JI03-05	29/08/2003	14/09/2003	710,826	2,559,163	2,297	20	-62	928.04
JI03-06	15/09/2003	01/10/2003	711,139	2,559,319	2,426	15	-53	742.77
JI03-07	02/10/2003	16/10/2003	710,422	2,559,981	2,249	20	-60	810.87
JI04-08	02/06/2004	20/06/2004	710,817	2,557,887	2,334	20	-68	700.43
JI04-09	22/06/2004	16/07/2004	709,943	2,559,579	2,300	10	-59	747.98
Total								7,594.57

Positive results came as early as the first hole where a three metre intersection at a depth of 596.5 metres averaging 469 gpt silver and 6.9 gpt gold. Another smaller vein approximately thirty metres down hole recovered 418 gpt silver and 5.0 gpt gold. Three of the last seven holes also intercepted encouraging silver mineralization yielding twenty-five to 610 gpt silver over short intervals.

10.2	Fresnillo Drilling

Fresnillo drilled thirty-two core boreholes (25,686 metres) on the Valdecañas target in joint venture with MAG Silver. Perforservice S.A. de C.V. was contracted for the diamond drilling of HQ size core (diameter of 63.6 millimetres) reduced to NQ (diameter of 47.6 millimetres) prior to the target zone. All drill holes collars were surveyed and down hole deviation was monitored using Flexit readings at intervals ranging from fifty to 100 metres.

Table 5: Summary of core boreholes testing the Valdecañas deposit performed by Fresnillo from 2005 to 2007 (Datum NAD 27, Zone 13).

Hole No.	Start Date	Completion Date	Easting	Northing	Elevation (m)	Azimuth	Dip	Total Length (m)
10P	04/08/2005	30/08/2005	711,090	2,558,654	2,429	22	-60	822.10
11P	01/09/2005	27/09/2005	711,143	2,558,420	2,414	22	-55	960.75
12P	01/10/2005	22/10/2005	710,782	2,558,630	2,318	20	-55	823.30
13P	03/10/2005	15/11/2005	710,713	2,559,521	2,266	340	-55	708.45
14P	25/10/2005	19/11/2005	710,557	2,557,673	2,343	195	-55	860.70
15P	22/11/2005	17/12/2005	710,351	2,558,219	2,386	20	-55	843.05
16P	13/11/2005	15/12/2005	710,713	2,559,522	2,266	340	-52	738.45
A_ID	07/03/2007	14/05/2007	710,166	2,559,768	2,370	359	-70	560.00
A_IE	15/02/2007	06/05/2007	710,140	2,559,613	2,322	1	-66	456.60
A_OE	16/12/2006	22/01/2007	710,737	2,559,451	2,268	15	-67	669.70
A_SD	28/02/2007	13/04/2007	711,098	2,559,329	2,423	3.89	-61	798.00
KC	12/01/2006	29/01/2006	710,316	2,559,656	2,372	9	-54	833.60
KD	20/11/2006	10/01/2007	710,316	2,559,656	2,372	8	-62	785.90
KE	01/02/2007	23/02/2007	710,316	2,559,656	2,372	9	-70	898.85
MA	19/10/2006	02/11/2006	710,422	2,559,986	2,248	20	-80	522.90
MB	20/09/2006	20/10/2006	710,675	2,559,605	2,266	340	-41	666.05
MC	27/08/2006	25/09/2006	710,675	2,559,604	2,266	340	-51	753.55
ME	22/10/2006	10/11/2006	710,712	2,559,520	2,266	340	-58	841.45
MF	12/11/2006	11/12/2006	710,737	2,559,451	2,268	329	-59	963.10
MG	12/03/2007	23/04/2007	710,736	2,559,451	2,268	318	-65	929.00
MN-1	22/04/2006	08/05/2006	705,926	2,561,069	2,189	17	-65	859.00
OB	03/12/2006	11/01/2007	710,678	2,560,132	2,347	360	-47	715.20
OC	04/11/2006	02/12/2006	710,809	2,559,735	2,365	360	-57	907.40
OD	28/09/2006	17/10/2006	710,713	2,559,520	2,266	10	-57	936.00
VP2	01/06/2006	21/06/2006	708,659	2,559,787	2,373	15	-55	911.55
VP3	23/06/2006	20/07/2006	708,726	2,560,032	2,399	15	-55	913.70
VP4	22/07/2006	22/08/2006	708,842	2,560,361	2,383	15	-55	715.20
VP5	10/05/2006	30/05/2006	708,708	2,560,661	2,289	15	-55	946.40
A_UE	11/09/2007	13/10/2007	711,153	2,559,251	2,424	22	-66	808.05
GB	30/07/2007	12/09/2007	709,963	2,559,808	2,292	10	-45	835.55
GC	16/06/2007	27/07/2007	709,964	2,559,807	2,292	11	-51	851.40
GD	12/05/2007	15/06/2007	709,965	2,559,807	2,292	8	-56	852.30
Total								25,685.85

11	Sampling Approach and Methodology

11.1	Sampling by MAG Silver

Drill core of HQ or NQ diameter were placed in core trays and brought to a core logging facility in Fresnillo where they were properly labelled with its respective hole number, box number and drilling length interval. Core was photographed, logged and sampled under the supervision of qualified MAG Silver geologists. Core recovery was logged and was generally good (better than ninety percent) except in extremely fractured near-surface rock, layers or argillite or wider fault structures (MAG Silver sampling info gathered from Wetherup, 2006).

Core assay samples were collected from half core, split lengthwise with a manual wheel splitter. Sample intervals vary between 0.1 and 0.3 metre in length, taking into account geological, alteration and mineralization boundaries. Several metres were also sampled below and above mineralized zones. Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks.

Samples were then shipped to BSI-Inspectorate laboratories for pulverization in Durango, Mexico and analysis in Reno, Nevada. Some duplicate samples were also sent to ALS-Chemex in Vancouver, Canada.

11.2	Sampling by Fresnillo

All drill core was delivered from the drill rig to the Fresnillo core facility in Fresnillo where core is examined by competent professionals and adequate descriptive information is collected including: recovery rate, lithology, alteration, structure, mineralization and rock quality designation.

Core assay samples were collected from half core split lengthwise mechanically. The procedures indicate that the splitter was cleaned regularly to avoid potential cross-sample contamination. Depending on visual estimation of mineralization sampling intervals generally varied between 0.1 and 1.0 metre.

Samples were shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico for pulverization before being flown to ALS Chemex Assay Laboratory in North Vancouver, Canada for assaying.

12	Sample Preparation, Analyses and Security

12.1.1	MAG Silver Samples

Technicians at the MAG Silver core facility in Fresnillo split, sealed and labelled samples into plastic and rice sample bags. BSI-Inspectorate laboratory couriers picked the samples up at the Fresnillo facility and transported them, by truck to BSI’s preparatory lab in Durango, Mexico. The prep lab crushed the samples, split them into smaller aliquots and pulverized them into pulps. The samples were then flown to Reno, Nevada in the United Sates for analysis (MAG Silver sampling info gathered from Wetherup, 2006).

Each sample was analyzed for silver, arsenic, antimony, copper, mercury, lead, and zinc by aqua-regia digestion and flame atomic absorption analysis and standard fire assay for gold. The procedures used by BSI-Inspectorate and the detection limits of each method can be found in the appendix of the previous technical report by Wetherup (2006).

Along with the core samples, seven blanks and three standards were randomly assigned sample numbers and placed into samples bags and sent to the laboratory as an initial independent check programme.

MAG Silver also shipped duplicates to ALS Chemex in Vancouver for analysis.

12.1.2	Fresnillo Samples

Fresnillo sampling was conducted using documented procedures describing all aspects of the field sampling and sample description process, handling of samples, and preparation for dispatch to the assay laboratory.

All assay samples were organized into batches of samples and prepared for submission to the assay laboratory. There is no clear documentation of the security measures taken to ensure chain of custody of all samples submitted for assaying. The procedures outlined by Fresnillo staff during the 2007 site visit were found to meet generally accepted industry practices.

Core samples were labelled, double bagged, sealed with plastic cable ties and then trucked to the ALS Chemex preparation laboratory located in Guadalajara, Mexico. Pulverized samples were then shipped to the ALS-Chemex laboratory in North Vancouver, British Columbia for assaying. The ALS Chemex Vancouver laboratory is accredited to ISO 9001 by QMI and ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy (“ICP-AES”) and atomic absorption assays for silver, copper, lead and zinc. ALS Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats. At ALS Chemex, core samples were prepared using industry standard preparation procedures. After reception, samples were organized into batches and weighed (method code LOG-22). Samples were then crushed to seventy percent passing belowtwo millimetre mesh screen (CRU-31). A sub-sample of up to 1,500 grams was prepared using a riffle slipper (SPL-21) and pulverized to eighty-five percent passing below seventy-five microns (PUL-36).

Each sample was analyzed for a suite of elements including silver, lead, and zinc by ICP-AES analysis (method ME-ICP41m) and standard fire assay for gold (Au-AA23).  In the case where the silver ICP-AES upper limit of 100 parts per million (“ppm”) is reached, the sample is tested using a gravimetric analysis method (Ag-GRA21).

12.1.3	Quality Assurance and Quality Control Programs

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data. These measures include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation and assaying. They are also important to prevent sample mix-up and to monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process. Check assaying is typically performed as an additional reliability test of assaying results. It typically involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory.

The exploration work conducted by MAG Silver was carried out using a quality assurance and quality control program meeting industry best practices as reviewed by Caracle Creek International Consulting Inc. (“CCIC”) in 2006 (see Wetherup, 2006).

Fresnillo’s current field manual states that each batch of twenty or thirty core samples submitted for assaying should contain one sample blank, one of two standards, a field duplicate and a coarse crushed duplicate. The current database shows that only one third to one half of the expected quality control samples were inserted into the sample stream. Unfortunately these quality control measures were only instated in mid to late 2006.

13	Data Verification

13.1	Verification by MAG Silver and Fresnillo

MAG Silver transferred to Fresnillo the Valdecañas project data in electronic format as well as the drill core when the joint venture option agreement was signed. Fresnillo visually verified the electronic data for consistency and incorporated data into its own internal project database. Fresnillo also re-logged all nine MAG Silver drill holes from 2003 and 2004.

The previous technical report submitted by MAG Silver on the project (Wetherup, 2006) contains a data verification section confirming the validity of the original drill holes with external assay checks, blanks, standards and duplicates. The results were reported as being “a fair and reasonable assessment of the metal grades in the intervals sampled”. SRK believes that this data is sufficiently reliable for the initial resource estimation presented in this document.

During subsequent drilling, Fresnillo implemented a quality assurance program designed to ensure the reliability and trustworthiness of exploration data acquired on the Valdecañas project. In the opinion of SRK, the field procedures used by Fresnillo generally meet “industry best practices”.

Sample shipments and assay deliveries were routinely monitored as produced by the preparation and assaying laboratories. Assay results and quality control data produced by Fresnillo were inspected visually and analyzed using various bias and precision charts.

13.2	Verification by SRK

13.2.1	Site Visit

SRK visited the Juanicipio project in April 2007 during active drilling. SRK could inspect active and recent drilling site, review with Fresnillo staff field and drilling procedures. Drill core from recent boreholes were reviewed to ascertain the geological setting of the Valdecañas deposit.

During the site visit, SRK also reviewed data management, geological interpretations and the approach and procedures used by Fresnillo personnel to estimate mineral resources for the Valdecañas project.

13.2.2	Verification of Fresnillo Data

In the opinion of SRK, exploration data collected by MAG Silver and Fresnillo generally meet “industry best practices”. Drilling is conducted with suitable equipment and is recovering quality core. The field procedures implemented are adequate such that the position of drilling samples is known with generally sufficient accuracy to allow reliable geological interpretations. Recovered core is examined by competent professionals and adequate descriptive information is collected including: recovery rate, lithology, alteration, structure, mineralization and rock quality designation. Core is photographed using varying protocols. Sampling intervals are determined by a qualified geologist and based on geology. Assay samples are collected and handled using industry best practices by splitting core in half lengthwise mechanically or with a diamond saw. Samples are shipped to accredited laboratories under adequate security using appropriate protocols. Remaining split core is stored in controlled archives for future reference.

Fresnillo made available to SRK the complete exploration data accumulated on the Valdecañas project in electronic format. SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by Fresnillo. In the opinion of SRK, the electronic data are reliable, appropriately documented and exhaustive.

Separately, Fresnillo also made available to SRK internal and external analytical quality control data produced by them accompanied with a quality control spreadsheet documenting the analysis of the quality control data for the 2005 to 2007 drilling program. The analytical quality control data produced is summarized in Table 6. Data cover all drilling completed by Fresnillo on the project from 2005.

Table 6. Quality Control Data Produced by Fresnillo between 2005 and 2007.

Quality Control Type	Count	Ratio
Core Samples (2005-2007)	2,043
Field Blanks	32	2%
Field Standards	39	2%
ALS Chemex Pulp Duplicates	329	16%
Check Assay IPL	56	3%
Check Assay ACME	56	3%
Check Assay CIDT	38	2%

The quality control data produced by Fresnillo represent approximately one third to one half less than the amount expected from the field procedures manual obtained from Fresnillo. This can be explained by the fact that theses procedures were only introduced during the 2006 drilling program.

The field control sample (“Patron_BL”) used by Fresnillo was prepared from a vein sample collected in the Fresnillo Proaño Mine. This control sample was subsequently assayed twelve times at ALS Chemex in order to determine its expected value and the standard deviation. This control sample is not certified.

SRK visually examined the analytical quality control data for consistency. Bias charts and relative precision plots were constructed by SRK for silver and gold plus lead and zinc whenever possible. The charts are presented in Appendix B.

In general, the quality control data examined by SRK suggest that ALS Chemex can assay the control samples reasonably well and that silver, gold, lead and zinc values can be reasonably reproduced from pulp replicate assays suggesting that the assay results reported by ALS Chemex are generally reliable for the purpose of resource estimation.

14	Adjacent Properties

Adjacent properties are not relevant for the purpose of this technical report.

15	Mineral Processing and Metallurgical Testing

The Valdecañas deposits consists low sulphidation epithermal vein mineralization characterized by galena, sphalerite, pyrite, pyrrhotite and silver sulphosalts and quartz adularia and scarce clay minerals. This mineralization is somewhat typical of the polymetallic low sulphidation epithermal mineralization found in the Fresnillo district. The gold content of the Valdecañas mineralization is somewhat higher than with typical Fresnillo deposits.

In February 2007, thirty-eight reject samples from five core holes (MB, MC, ME, MF and KD) intersecting the epithermal veins were aggregated to yield a 78.7 kilogram sample that was submitted to the Centro de Investigacion y Desarrollo Tecnologico Laboratory in Torreon, Mexico for metallurgical testing. This laboratory is operated by the Peñoles Group.

At the time the initial mineral resource statement for the Valdecañas silver-gold deposits was disclosed by Fresnillo, results from the metallurgical testing were not available.

16	Mineral Resource Estimation

16.1	Introduction

The mineral resource model presented herein represents the first mineral resource evaluation disclosed publically for the Valdecañas silver-gold-lead-zinc deposit. The mineral resource model was prepared Fresnillo personnel to provide an assessment of silver-gold-lead-zinc zones delineated by surface drilling.

The mineral resource statement was initially released in a Mineral Expert’s Report prepared by SRK-US to support Fresnillo’s initial public offering on the London Stock Exchange on April 14, 2008.

The mineral resource model prepared by Fresnillo in October 2007 was subsequently audited by SRK. The mineral resource model considers drilling information to available in October 2007. The effective date of this resource estimate is December 31, 2007.

This section describes the resource estimation methodology used by Fresnillo and summarizes the key assumptions and parameters used to prepare the initial mineral resource model for the Valdecañas deposit.

SRK audited the project database and the mineral resource procedures. In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the global silver, gold, lead and zinc mineral resources found in the Valdecañas deposit at the current level of sampling. The mineral resources presented herein are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101 and have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.

SRK is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries of the silver mineralization and that the assaying data is sufficiently reliable to support estimating mineral resources.

Vein mineralization wireframes were constructed using Leapfrog to develop vein models that were subsequently transferred to Datamine Studio for resource estimation.

16.2	Resource Database

The resource database comprises drilling information from a total of forty-one core boreholes (32,532 metres) drilled by MAG Silver and Fresnillo on the Juanicipio project between 2003 and 2007 (Table 4 and Table 5). Drilling on the project is ongoing. The mineral resources were estimated from a sub-set of twenty core boreholes (15,460 metres) intersecting the Valdecañas epithermal vein structures and for which all assay data had been received (Table 7).

Table 7: Drilling Data Used for the Resource Modelling and Estimation.

Year	Company	Data	Count	Length
		Type*		(m)
2003	MAG Silver	DDH	3	2,482
2006-07	Fresnillo	DDH	13	12,976
Total			20	15,458

All drilling data is located using the local UTM Grid (Zone 13 for Mexico, NAD 27 datum). Drill hole collars were surveyed by a land surveyor.
Downhole deviation was monitored in all core boreholes used for resource estimation using Flexit readings at fifty to 100 metre intervals.

The specific gravity database contains 1,115 records derived from measurement on drill core using a water immersion technique and wax coating. Specific gravity was measured down each borehole at regular intervals down the holes.

Specific gravity was estimated as part of the estimation process. However, an average specific gravity was assigned to unestimated blocks (2.98 and 2.74 tonnes per cubic metre for the hanging wall and footwall veins, respectively).

16.3	Solid Body Modelling

Delineation drilling of the Valdecañas deposit is ongoing. At the time the resource estimate was prepared in October 2007, the deposit had been delineated on six sections spaced by approximately 200 metres along the strike of the epithermal veins. From the drilling information two sub-parallel vein structures have been modelled: Vein 1 and Vein 2 on vertical sections and connected into wireframes using Leapfrog. The wireframes were transferred to Datamine for geostatistical analysis, variography and resource estimation.

Two steeply dipping faults offsetting the vein structures at high angle were also modelled. The apparent dip-slip offset is in the order of twenty to fifty metres.

16.4	Evaluation of Extreme Assay Values

Absolute frequency curves on combined composited data were used to assess capping levels. After review, composite were capped at 11.50 gpt for gold, 4,650 gpt for silver, 6.75 percent for lead and 10.75 percent for zinc. Independent checks by SRK using cumulative probability curves for each metal confirm that capping levels are adequate.

Table 8: Capping Levels.

Metal	Capping Level	Number of composites capped
Au	11.50 gpt	5
Ag	4,650 gpt	5
Pb	6.75%	16
Zn (South)	10.75%	6

16.5	Compositing

All assay data within the two modelled veins were extracted for statistical analysis. A total of 151 data points were extracted. Approximately forty-eight percent of the samples are 1.0 metre in length (Table 9). Vein assays were composited to 1.0 metre lengths respecting the limits of the modelled veins.

Table 9: Histogram of Vein Assay Sample Lengths.

Basic statistical analysis of the vein assay sample width data show that 1.0 metre does approximate the mean of the dataset, but that a large proportion of the assay data is from widths less than 1.0 metre. This reflects the narrow widths of the veins and that sampling intervals were selected based on geology. The statistical properties of the assay data are maintained by the compositing process (only a slight decrease in grade variance for all elements), irrespective of the occurrence of a minimum width of 0.05 metre in the composited dataset. Compositing does however reduce the average sample width this being a function of the narrow vein widths.

A total of 153 composites were generated. Summary statistics for silver from the eleven modelled vein intersections are presented in Table 10.

Table 10: Uncut Composite Statistics.

Vein	Variable	Count	Minimum	Maximum	Median	Variance
Vein 1 (11)	Count	120	0.05	1.00	0.94	0.038
	SG	120	2.00	4.34	3.05	0.230
	Au	120	0.01	24.45	2.28	15.492
	Ag	120	7.80	11,575	1,141	2,841,194
	Pb	120	0.00	23.06	3.35	19.212
	Zn	119	0.00	15.30	4.30	11.994
Vein 2 (12)	Count	33	0.10	1.00	0.84	0.087
	SG	33	2.00	3.11	2.66	0.058
	Au	33	0.02	13.75	1.00	6.268
	Ag	33	5.70	2,898	181	282,404
	Pb	33	0.00	0.71	0.20	0.038
	Zn	33	0.01	2.16	0.41	0.342

Table 11: Capped Composite Statistics.

Vein	Variable	Count	Minimum	Maximum	Median	Variance
Vein 1 (11)	Count	120	0.05	1.00	0.94	0.038
	SG	120	2.00	4.34	3.05	0.230
	Au	120	0.01	11.50	2.04	8.660
	Ag	120	7.80	4,650	1,042	1,665,532
	Pb	120	0.00	6.75	2.59	5.255
	Zn	119	0.00	10.25	4.17	9.984
Vein 2 (12)	Count	33	0.10	1.00	0.84	0.087
	SG	33	2.00	3.11	2.66	0.058
	Au	33	0.02	11.50	0.92	4.378
	Ag	33	5.70	2,898	181	282,404
	Pb	33	0.00	0.71	0.20	0.038
	Zn	120	0.05	1.00	0.94	0.038

16.6	Block Model

A block model was constructed to cover the entire extent of the Valdecañas modelled vein mineralization. The specifications for the block model (size, origin and extents) are presented in Table 12. This model was rotated by twenty-five degrees about the Z axis.

Table 12: Valdecañas Block Model Specification.

Attribute	X	Y	Z
Minimum Coordinates*	709,773	559,982	1,450
Maximum Coordinates*	711,417	560,444	1,942
Number of blocks	137	77	41
Parent block size	12	6	12
Minimum block size	2	1	1
Rotation	0	0	25
* Nad 27 UTM grid, zone 13. Y coordinates truncated by 2,000,000.

A Datamine sub-block routine was applied to fill the vein wireframes. Parent block size was set at twelve by six by twelve metres. A minimum block size was set at two by one by one metre to fill the vein wireframes. Each sub-block was estimated individually.

16.7	Variography

There are insufficient composites available for the Valdecañas vein structures to model reliable variograms.

16.8	Resource Estimation Methodology

Capped metal grades and specific gravity were interpolated into the block model using an inverse distance algorithm (power of five) with estimation parameters determined from comparable experience in the district, as there is insufficient data to model reliable variograms. An anisotropic search neighbourhood was used with ranges of 360, 144 and 180 metres in the X, Y and Z directions. The search neighbourhood was rotated into align with the model veins (Table 13). A minimum of three and a maximum of ten composites were used to estimate a block.

Table 13: Search Neighbourhood Parameters

Attribute	X	Y	Z
Neighbourhood Range (m)	360	144	180
Rotation (degree)	0	+40	+25

Unestimated blocks of the Vein 1 wireframe were assigned an average specific gravity of 2.98 tonne per cubic metre while those in the Vein 2 wireframe were set at 2.74 tonne per cubic metre.

16.9	Validation of the Block Model

The local block grade estimates were validated by Fresnillo by comparing block grades to drill-hole grades on a section-by-section and elevation-by-elevation basis. The grade estimates were further validated by comparing grade estimates with other estimators such as nearest neighbour and ordinary kriging within each solid zone at a zero gold equivalent cut-off grade. The comparison suggests that the inverse distance estimates generally fall between that derived from ordinary kriging and nearest neighbour.

16.10	Mineral Resource Classification

Mineral resources have been estimated in conformity with generally accepted industry best practices. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources were classified by Fresnillo according to the JORC Code (2004 edition) into Measured, Indicated and Inferred Mineral Resources primarily on the basis of the distance from the nearest sample point. This classification approach result is a “bull’s-eye” pattern with isolated measured and indicated blocks around individual boreholes floating within mostly Inferred blocks. This scenario is considered by SRK to be optimistic and not appropriate considering the current drill spacing.

Resource classification is typically a subjective concept incorporating both the confidence in the geological continuity of the mineralized structure and the quality, quantity and geostatistical confidence of the datasets. High confidence in the geological interpretation coupled with poor quality analytical data and weak geostatistical continuity lead to lower overall confidence in the resource estimates. Similarly, high quality analytical data with strong geostatistical continuity, but with poor confidence in the geological continuity impact adversely on the resource classification. In short, appropriate resource classification criteria should aim at integrating both concepts.

All mineral resources for the Valdecañas deposit are reclassified as Inferred Mineral Resources on the basis of the limited drilling information presently available. SRK is of the opinion that the current drilling data are sufficient to demonstrate reasonable geological continuity to support resource estimation. However, there is insufficient sampling data to model reasonable variograms and the level of confidence in the geological interpretation is not sufficient to allow application of technical and economical parameters to support mine planning and evaluation of the economic viability of the deposit. For this reason, SRK considers that an Inferred classification is appropriate at this stage in the exploration of this deposit.

Accordingly, Mineral Resources for the Valdecañas silver-gold-lead-zinc deposit have been reclassified by SRK according to the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December, 2005). The mineral resources have been classified by Glen Cole, P.Geo, an independent Qualified Person as defined by National Instrument 43-101.

SRK is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issues that could potentially affect this estimate of mineral resources. The mineral resources may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic and other factors. There is insufficient information at this early stage of study to assess the extent to which the resources will be affected by these factors, which are more appropriately assessed in a conceptual study.

16.11	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) defines a mineral resource as:

“a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries.

SRK considers that the entire mineral resources estimated for the Valdecañas deposit are amenable for underground mining.

The Mineral Resources for the Valdecañas deposit are reported at a gold equivalent cut-off grade because there are four metals of economic significance. The gold equivalent grade was calculated assuming a price of US$562 per ounce of gold, US$10.40 per ounce of silver, US$0.68 per pound lead and US$ 1.16 per pound of zinc without consideration for metallurgical recovery. These parameters provided by Fresnillo.

The Audited Mineral Resource Statement for the Valdecañas silver-gold deposit on a 100 percent basis is presented in Table 14. These mineral resources occur completely inside the Juanicipio property.

Table 14: Audited Mineral Resource Statement*, Valdecañas Silver-Gold Deposit, Zacatecas, SRK Consulting, December 31, 2007.

	Quantity	Grade				Contained Metal
	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
Classification	(000s)	(gpt)	(gpt)	(%)	(%)	Ounces (M)	Ounces (M)	Tonnes (000s)	Tonnes (000s)
Inferred	7.3	2.06	1,011	2,31	3.94	0.48	237.8	169.2	288.5

*Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Reported at a cut-off of 4.0 grams per tonne gold equivalent using metal prices as follows: US$562 per ounce of gold, US$10.40 per ounce of silver, US$0.68 per pound of lead, and US$ 1.16 per pound of zinc and assuming 100 percent metal recovery. Valdecañas resources reported in table above are attributable resources reflecting M. Juanicipio's 100 percent ownership of the Juanicipio Joint Venture. MAG Silver holds a 44 percent interest in M. Juanicipio.

Table 15 below show the global quantity and grades at various gold-equivalent cut-offs. The reader is cautioned that the figures presented in this table should not be misconstrued as mineral resources. The reported quantities and grades are only presented to show how the Valdecañas polymetallic vein mineralization is sensitive to the selection of a cut-off grade.  The mineral resources are relatively insensitive to the selection of cut-off grade. A grade tonnage curve is presented in Figure 8.

Table 15: Global Block Model Quantity and Grade Estimates at Various Gold-Equivalent Cut-off Grades.

Gold-Eq Cut-off	Quantity (M Tonnes)	Grade
		Silver	Gold	Lead	Zinc	Au Eq.
		(gpt)	(gpt)	(%)	(%)	(gpt)
0.00	8.53	1.84	872	2.01	3.43	25
1.00	8.41	1.87	885	2.04	3.48	25
2.00	7.56	2.02	981	2.25	3.83	27
3.00	7.47	2.04	992	2.27	3.88	28
4.00	7.31	2.06	1,012	2.31	3.94	28
4.50	7.23	2.05	1,023	2.34	3.99	29
6.00	7.02	2.06	1,049	2.39	4.09	29
7.00	6.78	2.11	1,081	2.42	4.19	30
8.00	6.62	2.14	1,102	2.45	4.26	31
9.00	6.49	2.16	1,120	2.48	4.31	31
10.00	6.36	2.18	1,138	2.51	4.37	32
11.00	6.18	2.20	1,161	2.55	4.45	32
12.00	5.90	2.22	1,201	2.63	4.58	33

Figure 8 : Valdecañas Grade Tonnage Curve.

17	Other Relevant Data

SRK is not aware of any other relevant data pertaining to the Valdecañas silver-gold deposit.

18	Interpretation, Conclusion and Recommendation

SRK reviewed and audited the exploration data collected by MAG Silver and Fresnillo on the Juanicipio silver-gold-lead-zinc project. This review suggests that the exploration data are generally reliable for the purpose of resource estimation.

SRK reviewed the geological modelling and strategy and parameters used by Fresnillo to estimate and classify mineral resources for the Valdecañas ploymetallic deposit. Fresnillo used geological information and metal grade data to model two separate epithermal vein wireframes to constrain grade estimation. In absence of sufficient sampling data to model reasonable variograms, search neighbourhood and estimation parameters were adjusted based on experience in the district. Metal grades and specific gravity were estimated into a rotated partial block model of the veins using an inverse distance algorithm. The estimates were validated with borehole composite data and using other estimators. The block model constructed by Fresnillo provides a reasonable representation of the global silver, gold, lead and zinc mineral resources found in the Valdecañas deposit at the current level of sampling. The mineral resources were classified as Measured, Indicated and Inferred mineral resources primarily on the basis of distance from the nearest informing samples.

SRK is of the opinion that the current drilling data are sufficient merit to demonstrate reasonable geological continuity of the epithermal vein mineralization between sampling points and to support resource estimation. However, sampling data are insufficient to model the variance of grades across the deposit with confidence. Furthermore, the confidence level in the geological interpretation is not sufficient to allow application of technical and economical parameters to support mine planning and evaluation of the economic viability of the deposit. For this reason, SRK considers that all the mineral resources in Valdecañas deposit should be reclassified as Inferred Mineral Resources according to the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December, 2005).

In reviewing the mineral resource model SRK draws the following conclusions:

•	A cut-off of 4.0 gpt gold equivalent is considered appropriate reporting underground mineral resources considering the “reasonable prospect for economic extraction” requirements;
•
The mineral resources are limited by end of data and are open along strike and down dip. New drilling information released by MAG Silver suggests that the epithermal veins extend laterally and at depth beyond the resource area reported herein (see MAG Silver News Releases dated April 16, June 19 and July 16, 2008);

•	The lateral extensions of the Valdecañas veins extend outside the Juanicipio property onto the adjacent property owned by Fresnillo;
•	Additional infill drilling is required to improve the understanding of the distribution of the precious and base metals and improve the confidence in the geological interpretation; and
•	Finally, there is strong likelihood that infill drilling will allow improving the resource classification and that step out drilling will expand the size of the mineral resources.

19	Recommendations

The geological setting and character of the silver-gold epithermal mineralization found to date on the Juanicipio project are of sufficient merit to justify the additional exploration investments.

The joint venture partners in M. Juanicipio have agreed on an exploration drilling program (25,000 metres) designed to achieve three objectives. The main objective consists of increasing the drilling density of the Valdecañas deposit to a 100 metre by 100 metre grid and testing the lateral and depth extensions of the veins. This strategy aims at increasing the confidence in the geological interpretation and collect tighter sampling information to allow for geostatistical analysis an improving resource classification.

The second objective of he drilling program is to test the lateral and depth extensions of the Juanicipio vein located approximately one kilometre south of the Valdecañas vein. Only fur boreholes have tested that structure in 2003 and 2005.

The third objective is to test various other structural features on the north-eastern portion of the property. The costs of the proposed exploration program are estimated at US$4.6 million assuming all inclusive drilling cost of US$150 per metre. A breakdown of the committed exploration program is presented in Table 16. MAG Silver’s contribution to the committed program represents forty-four percent or approximately US$2.0 million.

SRK believes that the planned exploration program is reasonable and adequate to achieve the objectives of the joint venture partners.

Table 16. Summary of Committed 2008 Exploration Program* for the Juanicipio Project.

Activity	Number of Holes	Total length (m)	Cost Estimate (US$)
Valdecañas vein delineation	17	15,000	$2,250,000
Juanicipio vein delineation	6	5,000	$750,000
General prospecting	6	5,000	$750,000
Supervision, reporting, interpretation, metallurgy, and management costs, etc.			$850,000
Total	29	25,000	$4,600,000

*	Estimated total cost for the committed exploration program. MAG Silver’s contribution represents forty-four percent or US$2,024,000.

20	References

Cole, G., Bair, D. and Couture J-F, 2007: Audit of 4 Precious Metal Exploration Projects. Unpublished memo to Servicios Industriales Peñoles prepared by SRK Consulting (Canada) Inc., June 18, 2007.

MAG Silver Corp. News Release dated April 4, 2005 announcing Joint Venture with Peñoles at Juanicipio.

MAG Silver Corp. News Release dated December 21, 2007 announcing with Peñoles the Formation of Minera Juanicipio S.A. DE C.V to operate the Juanicipio Joint Venture.

Megaw, P.K.M. and Ramirez, R.L., 2001:  Report on Phase 1 data compilation and geological, geochemical and geophysical study of the Juanicipio Claim, Fresnillo District, Zacatecas, Mexico; Proprietary report to Minera Sunshine de Mexico S.A. de C.V., April 2001.

Ruvalcaba-Ruiz, D.C. and Thompson, T.B., 1988, Ore deposits at the Fresnillo Mine, Zacatecas, Mexico; Economic Geology, v. 83, no. 8, p. 1583-1596.

Simmons, S.F., 1991, Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn orebodies.: Economic Geology, v.  86, no. 8, p1579-1601.

Wendt, Clancy, J., 2002: The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico; Technical Report for Mega Capital Investments.

Wetherup, S. 2006: Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico. Prepared for MAG Silver Corp. by Caracle Creek International Consulting Inc., July 5th 2006.

APPENDIX A

Juanicipio I Exploration Concession

APPENDIX B

Analytical Quality Control Data
Time Series for Control Samples
and
Selected Bias and Relative Precision Charts

Assay results for the field blanks used by Fresnillo during 2006 and 2007 drilling on the Valdecañas project.

Assay results for the project specific field standard Patron_BL concocted by Fresnillo from a vein in Fresnillo Mine and subsequently used on the Valdecañas project during the 2006 and 2007 drilling program.

Bias charts and precision plots for pulp duplicate sample pairs produced by ALS Chemex.

Silver assays

Bias charts and precision plots for pulp duplicate sample pairs produced by ALS Chemex.

Gold assays

Bias charts and precision plots for check assays for pulp samples performed by ALS Chemex with samples from 2005 to 2007.

International Plasma Labs Ltd., Richmond, B.C., Canada

Bias charts and precision plots for check assays for pulp samples performed by ALS Chemex with samples from 2005 to 2007.

ACME Analytical Laboratories Ltd., Vancouver, B.C., Canada

Bias charts and precision plots for check assays for pulp samples performed by ALS Chemex with samples from 2005 to 2007.

Centro de Investigacion y Desarrollo Tecnologico, Torreon, Coahuila, Mexico

Certificate and Consent - Chartier
Certificate and Consent - Cole
Certificate and Consent - Couture
Consent of Author - Chartier
Consent of Author - Cole
Consent of Author - Couture